Room 368, 302 Buwei
211 Fute North Road,
China (Shanghai) Pilot Free Trade Zone, 200131

December 29, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C. 20549-7010

Re: Registration Statement on Form S-4 (File No. 333-263200) Last Filed October 21, 2022

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, SPK Acquisition Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, or at the earliest practical date hereafter, of the Registrant’s Registration Statement on Form S-4, File No. 333-263200, initially filed on March 2, 2022; as amended by Amendment No. 1 to the Registration Statement on Form S-4/A on April 26, 2022; as amended by Amendment No. 2 to the Registration Statement on Form S-4/A on June 17, 2022, 2022; and as amended by Amendment No. 3 to the Registration Statement on Form S-4/A on October 21, 2022, together with all exhibits thereto (the "Registration Statement").

The Company has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been sold pursuant to the Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions with respect to the foregoing, please contact Alex Weniger-Araujo at (212) 407-4063.

Very truly yours,

SPK Acquisition Corp.

By:       /s/ Sophie Tao

Name: Sophie Tao

Title: Chief Executive Officer